13012668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

SEC FILE NUMBER
8-68983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **05/10/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Energy Advisors, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 8th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino — **(212) 338-8836**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 3/13

GUGGENHEIM ENERGY ADVISORS, LLC

AFFIRMATION

I, Paul M. Friedman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Guggenheim Energy Advisors, LLC, as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Paul M. Friedman
Chief Operating Officer

Sworn and subscribed to before me this
28 day of February, 2013.

KRISTINA HUANG
Notary Public, State of New York
No. 01HU6090847
Qualified in Kings County
Commission Expires April 21, 2015

GUGGENHEIM ENERGY ADVISORS, LLC

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Energy Advisors, LLC:

We have audited the accompanying financial statements of Guggenheim Energy Advisors, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the period from May 10, 2012 (Commencement of Operations) to December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Guggenheim Energy Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the period from May 10, 2012 (Commencement of Operations) to December 31, 2012 in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2013

GUGGENHEIM ENERGY ADVISORS, LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	30,000
Due from affiliate		192,000
Total assets	$	222,000
Liability and Members' Equity		
Accrued expense	$	5,000
Total liability		5,000
Members' equity		217,000
Total liability and members' equity	$	222,000

See accompanying notes to financial statements.

GUGGENHEIM ENERGY ADVISORS, LLC

Statement of Operations

Period from May 10, 2012 (commencement of operations) to December 31, 2012

Revenue:	
Performance fees	$ 192,000
Total revenue	192,000
Expense:	
Travel and entertainment	5,000
Total expense	5,000
Net income	$ 187,000

See accompanying notes to financial statements.

GUGGENHEIM ENERGY ADVISORS, LLC

Statement of Changes in Members' Equity

Period from May 10, 2012 (commencement of operations) to December 31, 2012

		GP Energy Partners, LLC	PFC Energy, LLC	Total
Balance – May 10, 2012	$	25,000	—	25,000
Contribution		—	5,000	5,000
Net income		—	187,000	187,000
Balance – December 31, 2012	$	25,000	192,000	217,000

See accompanying notes to financial statements.

GUGGENHEIM ENERGY ADVISORS, LLC

Statement of Cash Flows

Period from May 10, 2012 (commencement of operations) to December 31, 2012

Cash flows from operating activities:		
Net income	$	187,000
Changes in operating asset and liability:		
Due from affiliate		(192,000)
Accrued expense		5,000
Net cash provided by operating activities		—
Cash flows from financing activities:		
Member contribution		5,000
Net cash provided by financing activities		5,000
Net increase in cash		5,000
Cash at beginning of the period		25,000
Cash at end of the period	$	30,000

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Guggenheim Energy Advisors, LLC (the Company or GEA) was formed on July 21, 2011 and became a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) effective May 10, 2012 (Commencement of Operations). The Company has two members, GP Energy Partners, LLC (GEP) and PFC Energy, LLC (PFC). GEP is a wholly owned subsidiary of Guggenheim Securities, LLC (GS), a registered broker-dealer, whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). PFC is a wholly owned subsidiary of PFC Energy Holdings, LLC, which is in turn owned by its management. In accordance with the Company's "Operating Agreement" dated July 21, 2011, the Company issued two classes of ownership interests, "GEP Units" and "PFC Units", divided into ten units for each class. GEP owns 100% of the GEP Units, which are the profit and capital interests that control the management of GEA. PFC owns the PFC Units, which are profit only interests.

GEA was formed pursuant to a strategic alliance between GEP and PFC, an energy data and solutions firm, for purposes of assisting GS in connection with: (i) GS servicing certain of its investment banking prospects and clients and (ii) investment product development. The Company provides analysis, and/or access to professionals who will provide analysis, in the energy sector to GS for purposes of informing GS on significant macro-economic, geopolitical and other matters relevant to the energy industry. GEA may refer or introduce investment banking prospects to GS or attend client meetings to support GS in presentations to current investment banking or prospective investment banking clients.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

(b) Cash

At December 31, 2012, all cash is held at a major U.S. financial institution. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(c) Performance Fees

Performance fees are deferred and recognized in income over the life of the related contract.

(d) Income Taxes

The Company is organized as a Delaware Limited Liability Company and treated as a Partnership for United States (US) income tax purposes. State tax liabilities are determined under individual state laws. The Company has no federal and state tax liabilities in 2012. The Company's income or loss is included in the federal and state income tax returns of its members.

Accounting Standards Codification (ASC) 740-10, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2012. Further, as of December 31, 2012, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

As the Company is organized as a limited liability company, treated as a Partnership for US income tax purposes and its taxable income or loss is reported by its members, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2012 would have been calculated at the federal statutory tax rate of 35% and the applicable statutory state rates.

(3) Related Party Transactions

The Company has a Services Agreement with GS (GEA-GS Services Agreement) in which GEA may collaborate with GS on investment products or client solutions requiring a sophisticated degree of expertise in the energy sector. Under the terms of the agreement, GS will compensate the Company for its services as a percentage of revenue allocable to GS's cash equities energy business for each fiscal year (on a pro-rata basis for any partial year). In addition, if revenues attributable to GS's energy business exceed specified targets, GS will pay the Company a capped bonus fee. Further, GS will pay the Company percentage-based fees derived from investment banking transactions in which the Company and its registered professionals assisted in the investment banking transaction. These fees will be determined on a deal-by-deal basis and in amounts in the discretion of GS. The fees incurred pursuant to this agreement for the period from May 10, 2012 (Commencement of Operations) through December 31, 2012 were $192,000, all of which are included in Performance fees in the Statement of Operations and Due from affiliate in the accompanying Statement of Financial Condition.

Additionally, the GEA-GS Service Agreement sets forth the Expense-Sharing Arrangement between GS and the Company in which GS has agreed to cover specified administration, management and overhead costs in connection with the operation of GEA. The manner of covering the expenses is subject to the conditions of an SEC staff no-action letter, dated July 11, 2003 and Notice to Members 03-63 (October 2003). The amount of expenses covered by GS for which GS will not look to the Company for reimbursement totaled $133,261 for the period from May 10, 2012 (Commencement of Operations) through December 31, 2012. These expenses are included in the consolidated financial statements of GS.

The Company and PFC have also entered into a Services Agreement (GEA-PFC Services Agreement) in which PFC will provide the Company with the services of PFC experts in the energy industry who may participate in presentations to GS, the investment banking clients of GS and prospects on matters relevant to the energy industry. The Company will compensate PFC based on agreed upon rates for such PFC expert services on an annual basis not to exceed the net compensation received under the GEA-GS Services Agreement.

(4) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as the greater of $5,000 or 6 2/3% of aggregate indebtedness (12 1/2% in the first year of licensure), and that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1 (8 to 1 in the first year of licensure). At December 31, 2012, the Company had net capital of $25,000 which was $20,000 in excess of its required net capital of $5,000.

The Company is exempt from SEC Customer Protection Rule 15c3-3 under paragraph k(2)(i) because it carries no customer or margin accounts.

(5) Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 28, 2013, the date the financial statements were available to be issued, and except as already included in the notes to these financial statements, has determined that no additional items require disclosure.

Schedule I

GUGGENHEIM ENERGY ADVISORS, LLC

Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934

December 31, 2012

Nonallowable assets:	
Due from affiliate	192,000
Total nonallowable assets	192,000
Net capital before haircuts on securities positions	25,000
Haircuts on securities positions	—
Net capital	25,000
Aggregate indebtedness:	5,000
Computation of basic capital requirement:	
Minimum net capital required (the greater of $5,000 or 12 1/2% of aggregate indebtedness)	5,000
Net capital in excess of minimum requirement	$ 20,000
Ratio aggregate indebtedness to net capital	0.20 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:
The above computation of net capital does not differ from the computation of net capital as of December 31, 2012 filed by the Company on the amended Part IIA of Form X-17A-5 submitted on February 26, 2013.

See accompanying report of independent registered public accounting firm.

Schedule II

GUGGENHEIM ENERGY ADVISORS, LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2012

The Company is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(i) because carries no customer or margin accounts.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Members of
Guggenheim Energy Advisors, LLC:

In planning and performing our audit of the financial statements of Guggenheim Energy Advisors, LLC (the Company), as of and for the for the period from May 10, 2012 (Commencement of Operations) to December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

KPMG

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013

GUGGENHEIM ENERGY ADVISORS, LLC

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)

For the Year Ended December 31, 2012

(With Independent Registered Public Accounting Firm Report
on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

The Members of
Guggenheim Energy Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Guggenheim Energy Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013

Guggenheim Energy Advisors, LLC

Schedule of Assessments and Payments to the Securities Investor Protection Corporation

Year ended December 31, 2012

Total revenue:	$	192,000.00
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	$	-
Other revenue not related either directly or indirectly to the securities business	$	-
SIPC net operating revenues	$	192,000.00
General assessment @0.0025	$	480.00
Less payment made with SIPC-6	$	-
Less prior year overpayment applied	$	
Assessment balance due or (overpayment)	$	480.00